Exhibit 99.20

Enthusiast Gaming Partners with Sinai Health Foundation to Raise Funds to Support the Fight Against COVID-19

•	Official streaming and broadcast partner of Sinai Live, a one-night only, live stream celebrity charity event
•	Funds raised to support the fight against COVID-19 and front line workers
•	Leverage media platform and content creators to build awareness of event
•	Celebrities include Enthusiast Shareholders and NFL Superstars, Richard Sherman, Darius Slay, and Seattle Surge pro player, Slacked

TORONTO, April 30, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is excited to announce it has partnered Sinai Health Foundation (“Sinai Health”) and Deloitte Canada to use its diverse platform to build awareness of Sinai Live, the one night only, live stream charity event on May 2, 2020 starting at 2pm est. Mount Sinai Hospital is internationally recognized for leading-edge research and world-class patient care, and one of hospitals in Toronto that has opened an Assessment Centre in the wake of COVID-19.

As the official broadcast and streaming partner of Sinai Live, Enthusiast Gaming will leverage its entertainment division, EG Entertainment, to provide production, logistics and online streaming of the entire event. Enthusiast Gaming will also leverage its media platform and influencer network to help build awareness of the event and increase engagement and viewers across Canada.

Sinai Live will feature an incredible lineup of celebrity streamers sharing their video broadcasts on ChampionsofSinai.com to raise awareness and support for Sinai Health, and raise funds for the fight against COVID-19. Enthusiast Gaming shareholders, brand ambassadors and NFL superstars, San Francisco 49ers, Richard Sherman, and Philadelphia Eagles All-Pro Darius Slay, and professional esports player “Slacked” from the Company’s Seattle Surge team will be live steaming during the event starting at 10pm est. Other celebrities expected to appear from their homes include Toronto Maple Leafs left wing Zach Hyman and Anthony ’Methodz’ Zinni from the Toronto Ultra.

“For all of us taking social distancing measures and staying at home, there’s a new way to make an impact in the fight against COVID-19,” said Louis de Melo, CEO of Sinai Health Foundation. “It’s an all hands and deck situation and we’re excited to have partners like Enthusiast Gaming and Luminosity to bring Sinai Live to life.”

Corey Mandell, President of EG Entertainment commented, “We are honored to be able to support Mount Sinai on Sinai Live and help the constant fight against COVID-19. Using our communities, content creators and influencers to build awareness of Sinai Live while leveraging our entertainment division on production and streaming for the event is important to us, and we are excited to see the event come alive.”

Funds raised will be used to purchase essential medical and support supplies such as meals and overnight accommodations for front-line health care workers and iPads for patients in isolation at Mount Sinai Hospital and Bridgepoint Active Healthcare. Following the Sinai Live kickoff, ChampionsofSinai.com will be accessible to anyone who would like to join in the battle against COVID-19 and live-stream their own videos. To learn more, visit supportsinai.ca.

About Sinai Health

Sinai Health represents a partnership of excellence: Mount Sinai Hospital, Bridgepoint Active Healthcare, Lunenfeld-Tanenbaum Research Institute and system partner, Circle of Care, have come together to form Canada’s leading integrated health system.

From best-in-class patient care, to world-leading clinical practices and game-changing research expertise, Sinai Health is committed to providing the best possible care to every person who walks through our doors. Sinai Health and its partners have built a tradition of leveraging the power of connections to create a better experience that centres around patients, their families and their health goals. We are redefining what care can do, today, and well into the future. Visit us at supportsinai.ca.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and nearly a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.